SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: April 15, 2009
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, CH-8001 Zurich, Switzerland, and
Aeschenvorstadt 1, CH-4051 Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

INCORPORATION BY REFERENCE
SIGNATURES

This Form 6-K consists of the Media Release that appears immediately following this page.

UBS AG
Media Relations
Tel. +41-44-234 85 00
www.ubs.com
15 April 2009

Media release
Annual General Meeting of UBS AG
UBS AG shareholders elected Kaspar Villiger, Michel Demaré, Ann F. Godbehere and Axel P. Lehmann to the Board of Directors at the Annual General Meeting (AGM) on 15 April 2009. Effective immediately, Kaspar Villiger is the Chairman of the Board of Directors. Peter R. Voser, David Sidwell, Sally Bott, Rainer-Marc Frey, Bruno Gehrig and William G. Parrett were re-elected to the Board. In addition, shareholders approved the creation of conditional and authorized capital. 4,985 shareholders attended the AGM, representing 925,014,053 votes.
Zurich, 15 April 2009 – At the Annual General Meeting (AGM) on 15 April 2009, UBS AG shareholders approved the annual report and the Group financial statements for 2008, agreed to offset the loss for the year against reserves and reaffirmed Ernst & Young, Basel, as auditor, and BDO Visura, Zurich, as special auditor. In addition, shareholders approved the principles and fundamentals of the new compensation model for 2009 in an advisory vote with 87.65% of votes cast.
Elections to the Board of Directors – Kaspar Villiger new Chairman
The AGM re-elected Peter R. Voser, David Sidwell, Sally Bott, Rainer-Marc Frey, Bruno Gehrig and William G. Parrett to their positions on the Board of Directors and elected Kaspar Villiger, Michel Demaré, Ann F. Godbehere and Axel P. Lehmann to their first term on the Board. Effective immediately, Kaspar Villiger is the Chairman of the Board of Directors, as was planned by the Board in the event of his election. The election results were 97.58% (Peter R. Voser), 96.97% (David Sidwell), 97.37% (Sally Bott), 95.39% (Rainer-Marc Frey), 97.25% (Bruno Gehrig), 97.44% (William G. Parrett), 97.53% (Kaspar Villiger), 97.98% (Michel Demaré), 96.94% (Ann F. Godbehere), and 97.34% (Axel P. Lehmann) of the votes cast.
Detailed curricula vitae for Kaspar Villiger, Michel Demaré, Ann F. Godbehere and Axel P. Lehmann are available at www.ubs.com/bod.

Media Relations
15 April 2009

Conditional and authorized capital
Shareholders approved the creation of conditional capital related to UBS’s transaction with the Swiss National Bank (SNB) with 97.27% of the votes cast. This increases the share capital by a maximum of CHF 10 million.
Shareholders also approved the creation of authorized capital with 93.38% of the votes cast. This permits the Board of Directors to increase the outstanding share capital by a maximum of 10% no later than 15 April 2011.
UBS

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ Niall O’Toole
	Name:	Niall O’Toole
	Title:	Executive Director

Date: April 15, 2009